SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO HOLDINGS S.A. HELD ON APRIL 07TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, 22nd floor, in the City of São Paulo, State of São Paulo, at 14h30 pm.

CHAIRMAN:	Roberto Konder Bornhousen

QUORUM:	All the elected Members of the Board of Directors

DELIBERATIONS UNANIMOUSLY APPROVED:

In the terms approved by the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. on the meeting held on March 30th, 2006, it is hereby ratified the amendment of the Internal Regulations on the Negotiation of Securities Issued by the Company, which shall have the wording of the Exhibit I to this minute.

With no additional proposals to deliberate, the President decided to finish the meeting and to draw up the present document, which was signed by all present members.

São Paulo, April 07, 2006.

Guilherme Affonso Ferreira	Pedro Moreira Salles

Tomas Tomislav Antonin Zinner	Gabriel Jorge Ferreira

Israel Vainboim	Roberto Konder Bornhausen

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.